The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

August 27, 2012

Mr. Edward M. Kelly
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3728

Re:	Sandalwood Ventures Ltd. Current Report on Form 8-K Filed July 6, 2012 File No. 0-54507

Dear Mr. Kelly:

We are providing you the following responses to your comment letter dated August 2, 2012 on behalf of Sandalwood Ventures Ltd. (the “Company”, “we” or us”). The Company’s responses are keyed to the number of each comment in your letter. For the convenience of the Staff's review, we have set forth the comment in the letter above each respective response.

General

1.	Update your EDGAR company profile to reflect your current company information, including business and mailing addresses.

The Company has updated its information as you have requested.

2.
The EDGAR system indicates that your primary standard industrial classification or SIC code number is 2990. Please contact EDGAR operations to request a SIC code number that reflects your current business.

The Company is in the process of updating its information with EDGAR operations as you have requested and hopes to have such information updated shortly after the filing of this response letter.

Entry into a Material Definitive Agreement, page 4

3.	Please disclose that you were a shell company with no operations before the share exchange with Eco-Tek Group, Inc.

The Company has updated the disclosures in the filing to refer to the fact that the Company had only “nominal” operations prior to the closing of the Share Exchange Agreement.  As the Company was undertaking limited preliminary exploration activities prior to the closing of the Share Exchange Agreement, the Company believes that a reference to the Company having “no” pre-Share Exchange operations is misleading.

Corporate History, page 5

4.	Please disclose that you never undertook actual mineral exploration activities.

The Company has revised its disclosures in the updated filing to reference the fact that “[n]o mineral exploration activities have been undertaken by the Company to date and none are planned to be undertaken as a result of the Company’s change in business focus . . .”

Convertible Notes, page 6

5.	Please disclose the accrued interest for each of your notes.

The Company has revised its disclosures in the updated filing to provide for the accrued interest of each of its notes.

Business Information of Eco-Tek, page 8

6.	Disclose your dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

The Company has revised its disclosures to clarify that it is not dependent on one or a few majority customers.

7.
Disclose the need for any governmental approval of your products. If governmental approval is necessary and you have not yet received that approval discuss the status of the approval within the governmental approval process. See Item 101(h)(4)(viii) of Regulation S-K.

The Company has revised its disclosures to clarify that it is not required to obtain governmental approval for any of its products or operations.

8.	Disclose the effect of existing or probable governmental regulation on your business. See Item 101(h)(4)(ix) of Regulation S-K.

The Company has updated its disclosures to include information regarding the effect of existing and probable government regulations.

9.
Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of the activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

The Company has updated its amended filing to include information regarding the amount spent on research and development and the extent to which the cost of research and development is borne directly by customers under the section entitled “Product Development.”

10.	Disclose the costs and effects of compliance with environmental laws at the federal state, and local levels. See Item 101(h)(4)(xi) of Regulation S-K.

The Company has added disclosure in the revised filing describing that it has no costs or effects related to its compliance with environmental laws.

Distribution, page 12

11.
You disclose that Eco-Tek has entered into international distribution agreements with distributors in various international markets, including Iran and Syria. You also include disclosure throughout the Form 8-K about Clik Tech and Clik products. We note that the Clik Super Lubricant website states that Eco-Tek is responsible for the continuous manufacture and distribution of Clik Super Lubricant Additive worldwide; refers to distribution agreements with Iran and Syria and the shipment of initial orders to those countries; and states that ClikSL will soon have a distribution agreement with Cuba. Finally, we note that Clik Tech's website states that Clik Super Lubricant is available in several regions, including Africa, Iran, Syria, Cuba, and Sudan are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Cuba, and Sudan whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements. Describe any products, components, technology, or services that you have provided to Iran, Syria, Cuba, and Sudan, and any agreements, commercial arrangements, or other contacts that you have had with the governments of those countries or entities controlled by the governments of those countries.

The Company has advised us that it has ended any and all discussions with distributors in Cuba, Iran, Iraq, Syria and the Sudan (collectively the “Sanctioned Countries”) and voided the prior distribution agreements which were in place regarding distribution to those locations (which were the only contracts that have ever been in place regarding the Sanctioned Countries through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements relating to Eco-Tek).  Furthermore, moving forward, the Company will refrain from entering into distribution arrangements which may involve the distribution of products to countries which are subject to U.S. economic sanctions, export controls or embargos.  Similarly, the Company will not distribute any products to countries which are subject to U.S. economic sanctions, export controls or embargos.

The Company has advised us that no products, components, technology, or services have ever been exported to the Sanctioned Countries and that the Company does not and has never had any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by the governments of those countries.

The Company has also removed references to distribution agreements with the Sanctioned Countries from the Eco-Tek website and the amended filing and has further ceased distribution arrangements with Kuwait, Oman, Qatar, Yemen, and the United Arab Emirates.

12.
Please discuss the materiality of your contacts with Iran, Syria, Cuba, or Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. Yon should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Cuba, and Sudan.

As stated above, the Company has advised us that it has ended all discussions with representatives of and terminated any and all agreements which were in place with Cuba, Iran, Iraq and Sudan and will not enter into any discussions or agreements with any other country subject to U.S. economic sanctions, export controls or embargos moving forward. As no products have ever been exported to those countries by the Company (or Eco-Tek) to date, the Company does not believe that the termination of such distribution agreements and potential distribution agreements will have a material effect on its revenues, assets, results of operations or future operations.  Furthermore, due to the fact that the arrangements have been terminated, the Company does not anticipate any impact on the Company due to investor sentiment.

13.
Please tell us whether any of the products that you distribute in the above mentioned countries are considered dual use products or otherwise have military applications or implications. If so, please tell us whether, to the best of your knowledge, understanding, or belief: the products are put to military use in any of the referenced counties, and describe any such use of which you are aware.

The only product that was proposed to be sold to these countries would have been the nontoxic, nonflammable, non-explosive Super Lubricant product, which the Company believes has no military purposes whatsoever. Its only purpose is to lubricate, reduce fuel consumption and emissions.  Notwithstanding the above, as described above, no products whatsoever have been distributed to the Sanctioned Countries.

Industry Background, page 9

14.
For third party sources on which you rely for information, disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the Form 8-K.

The Company has included a paragraph under “Form 10 Disclosure” at the beginning of the filing confirming that all “information obtained from third party sources referred to [in the filing] is publicly available, and the Company believes that such information is generally reliable and represents the most recently available data.”  The Company has also attached copies of the sources referenced to this response, marked to highlight the portion or section referred to in the filing, to help facilitate your review.

Products, page 10

15.
Clarify the stats of each product. For example, indicate whether the product is in the planning stage, whether prototypes exist, the degree to which design has progressed, whether further engineering is necessary, or whether the product is commercially available. See subparagraphs (i) and (iii) of Item 101(h)(4) of Regulation S-K.

The Company has updated its disclosure and clarified that the Super Lubricant, 4 in 1 Fuel Treatments, Engine Flush, Heavy Duty Oil Stabilizer, Synthetic Motor Oils, Bypass Oil Filter Systems, Magnetic Oil Filters and Hand Cleaner are currently commercially available.  The Company has also clarified the degree of completion of the “Future Planned Products and Expansion”, its Fuel Saving Package, Windshield Washer Fluid and Spray Lubricant.

16.	Identify any third party that tested your products. Indicate whether the third party is affiliated with you and what compensation, if any, the third party received for its services.

The Company has updated its disclosure to include the information requested under “Product Development”, “Product Testing”.

"Clik Bypass and Magnetic Oil Filtration for Trucks," page 11

17.	Disclose the known or estimated schedule for making the oil filtration filter commercially available.

The Company has updated the disclosures in the amended report to clarify that the oil filtration filter is commercially available at this time.

Manufacturing/Blending/Distribution, page 12

18.	Disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

The Company has disclosed the names of its principal suppliers in the amended filing.

19.	Please disclose the identity of the International Organization for Standardization manufacturer in Brampton, Ontario, Canada.

The Company has updated the filing to include the identity of its ISO manufacturers.

Distribution, page 12

20.
Disclosure that you use independent sales agents and distributors to distribute your products appears inconsistent with disclosure on page 28 that you terminated all external selling agents and started using in-house resources to generate sales during the quarter ended March 31, 2012. Please reconcile the disclosures.

The Company terminated internally employed sales agents but not independent sales agents and distributors. In-house sales and other functions are currently performed by the shareholders of the Company, for which no compensation is paid, but for which the value of services is being expensed.  The Company has updated the disclosures in the filing to clarify the above.

Plan of Operations for the Next 12 Months, page 13

21.	The total estimated cost to complete amount in the table appears to be $422,400 rather than $372,400. Please revise.

The total of the amounts referenced in the table has been corrected.

22.	Quantify the known or estimated costs and expenses associated with your filing requirements with the Commission.

The Company has included a line item in the table referenced for estimated expenses associated with its SEC filings as you have requested.

23.	We assume the reference to exploration activities in the third paragraph is inadvertent since you disclose on page 4 that you will cease undertaking any exploration activities. Please revise.

The Company has revised and corrected its disclosures to remove the reference to exploration activities which was previously provided in error.

Product Development page 14

24.
You disclose that you have an informal verbal agreement with Dr. Sabatino Nacson for the use of his patent pending lubricant. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the Form 8-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations which are available on the Commission’s website.

Eco-Tek entered into a Technology co-operation Agreement for which information has been provided, and such agreement has been filed as an exhibit to the Form 8-K.

25.	Please disclose the nature of Teknoscan Systems, Inc.'s activities.

TeknoScan Systems’ technologies detects and identifies threat substances through the sampling and analysis of trace vapors and particles in air or on surfaces. Its advanced Rapid Trace Detection and Identification (RTDI) solutions identify compounds such as explosives, drugs and other target substances with state-of-the-art patent pending technologies. The Company has also added the disclosures above to the amended filing.

Our Officers and Directors Have Other Employment Outside Of The Company..., page 17

26.	Disclose the amount of time that officers and directors dedicate to the company and its business.

The Company has updated its disclosures as requested

We depend on a limited number of key suppliers for our products and to provide us with ancillary supply chain services..., page 20

27.	Describe your supplier relationships, and clarify, consistent with disclosure on page 12, that you do not have any agreements with suppliers or manufacturers.

The Company has updated its disclosures as requested.

We may not succeed in further promoting the "Clik" brand ..., page 20

28.	Quantify the known or estimated expenses related to advertising and other marketing efforts to promote your brand that you expect to incur.

The Company has updated its disclosures to reference planned promotional and advertising expenses over the next 12 months and the cost of such activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

29.
Since your continued existence is uncertain, MD&A must contain appropriate and prominent disclosure of the financial difficulties and your plans to overcome those difficulties. Additionally, MD&A should include a reasonably detailed discussion of your ability or inability to produce sufficient cash to support operations during the 12 month period after the date of the financial statements included in the Form 8-K. Please revise.

The Company has updated its disclosure to provide that it will require approximately $75,000 in the next twelve months to support its operations.  The Company has further included additional disclosures regarding its financial difficulties and plans to overcome them.

Properties, page 30

30.	Advise what consideration you have given to filing Fco-Tek's lease agreement for a warehouse, office, and distribution center as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

The Company has included the lease as an exhibit to the amended filing.

Security Ownership of Certain Beneficial Owners and Management, page 31

31.	Provide a complete business, mailing, or residence address for all beneficial owners. See Item 403(a) of Regulation S-K.

The Company has updated its disclosures with a complete business, mailing or residence address for all beneficial owners for which it can obtain such information.

Directors and Executive Officers, page 33

32.
For each director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for Sandalwood Ventures Ltd. at the time that the disclosure is made in light of the business and structure of Sandalwood Ventures Ltd. See Item 401(e)(l) of Regulation S-K.

The Company has updated its prior disclosures with information regarding the qualifications of its Directors.

Committees of the Board, page 34

33.	Since you have more than one director, we assume that the reference to your sole director is inadvertent. Please revise.

The disclosure has been revised to remove the erroneous reference to the Company having only one Director.

Certain Relationships and Related Transactions, page 38

34.	If applicable, provide the disclosure on any promoter as required by Item 404(c) of Regulation S-K.

The Company confirms that it does not have any person who could be defined as a promoter.

Certain Relationships and Related Transactions Related to Eco-Tek, page 39

35.	We assume that the dates "From June 10, 2012 until April 1, 2012" and "from June 10, 2012 until April 1, 2012" in the penultimate paragraph were inverted. Please revise.

The disclosures in this section, which should have referenced the June 10, 2010 incorporation date of Eco-Tek rather than the incorrect June 10, 2012 date, have been corrected throughout.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 45

36.
We note your statement that there were no changes with accountants. Please confirm to us that your auditors are MaloneBailey, LLP. If your auditors will be DNTW Chartered Accountants, LLP, please revise your di closure to provide the information required by Item 304 of Regulation S-K for the change in auditors. Please also refer to Item 4.01 of Form 8-K for additional guidance.

The Company confirms that MaloneBailey, LLP will continue as the Company’s independent auditor.

Exhibits 10.25 and 10.27

37.
We note that you did not file the attachments to the exhibits. Unlike Item 601(b)(2) of Regulation S-K. there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

The Company has re-filed exhibit 10.25 with the Exhibit A referenced. While certain schedules were referenced in the Share Exchange Agreement (Exhibit 10.27), the parties did not provide any schedules to such document at closing and instead the requirement to provide schedules was waived by the parties.

Exhibit 99.1

1. Nature of Operations, page F-7

38.
We note your statement that you developed the Clik Tech Engine Treatment formula and are the holder of all proprietary rights to the products. We further note your disclosures on page 14 that Dr. Nacson developed the NonToxic Super Lubricant product, which is used in your products. We further note that Dr. Nacson currently owns all rights to the NonToxic Super Lubricant product and that there is no written agreement between you and Dr. Nacson for this product Finally, we note a discussion of Dr. Nacson's pending patent for the formulation of the lubricating oil used in the Clik products with no further discussion of any other patents held, including the Clik Tech Engine Treatment formula. As such, please revise your disclosure to clarify the inconsistency between the disclosures noted.

The Company’s prior verbal understanding with Dr. Nascon has been clarified by, memorialized and amended by the Technology co-operation Agreement by and between the Company and Mr. Nascon and disclosure of such agreement has been included in the amended filing, which clarifies and corrects the prior disclosures (including those in the financial statements). Additionally, the Company has included the agreement as an exhibit to the amended filing.

3. Summary of Significant Accounting Policies, page F-7

39.
Please disclose your accounting policy for research and development costs, including the activities and type of costs that you consider to be research and development costs. Please also disclose the amounts recognized in your consolidated financial statements for each period presented. If you have determined these costs to be immaterial for each period presented, including the cumulative period, please disclose this fact. Please refer to ASC 730-10-25, ASC 730-10-50-L and ASC 730-10-55 for guidance.

The Company has added the disclosure below to the MD&A section of the filing and the Company plans to include this disclosure in future financial statements as part of its accounting policies moving forward:

“The Company’s research and development activities principally involve the improvement in the quality of existing products, improvement and modernization of production processes and development and marketing of innovative and cost effective “green” products for the automotive and industrial sectors. Investment tax credits are accrued when the Company has made the qualifying expenses provided there is reasonable assurance that the credits will be realized.

The amount spent on research and development activities by the Company during 2011 and 2010 were approximately $35,000 and $45,000, respectively. No such costs were borne directly by customers. The Company has recorded an investment tax credit recoverable of $13,557 in 2011 against research and development expenses.”

Very truly yours,

/s/ John S. Gillies
John S. Gillies
Associate
The Loev Law Firm, PC

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The motor vehicle aftermarket is a significant sector of the U.S. economy employing approximately 3.8 million people in 2010. This industry encompasses all products and services purchased for light, medium and heavy duty vehicles after the original sale including replacement parts, accessories, lubricants, appearance products, tires, collision repairs as well as the tools and equipment necessary to make the repair.

Overall aftermarket sales totaled $285.7 billion in 2010, representing a 4.2% increase over the previous year. Sales in the automotive aftermarket (cars and light trucks) totaled $215.4 billion while sales in the medium and heavy duty vehicle aftermarket totaled $70.3 billion.

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Retail sales in the aftermarket are over $18 billion.

The Canadian automotive aftermarket is about the same size as the clothing industry ($15.1 billion), furniture industry ($15.1 billion) and the pharmaceuticals industry ($13.6 billion). Direct employment in the aftermarket totalled 410,700 Canadians in 2009 - the largest segment of the automotive industry as a whole. If the automotive aftermarket industry were considered a distinct industry its employment would rank above Mining and Oil/Gas, Computer & Electronics, Plastics and Rubber Products, Forestry & Logging, Automotive Vehicle Assembly, and Aerospace Manufacturing.

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Industry Description

The US automotive oil change and lubrication industry includes about 5,000 companies with combined annual revenue of about $5 billion. Major companies include Jiffy Lube, Pennzoil 10-Minute Oil Change, Valvoline Instant Oil Change, and Texaco Xpress Lube. The industry is fragmented: the 50 biggest companies generate about 35 percent of revenue.

SIC: 7549
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Related Industries: Automobile Parts Manufacturing, Automotive Repair & Maintenance Services, Petroleum & Petroleum Products Wholesalers, Automobile Dealers

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Top 5 Companies

Company	Sales	Location
Jiffy Lube International, Inc.	178.80M	Houston, TX
EZ Lube, LLC	80.00M	Costa Mesa, CA
CINCINNATI LUBES, INC.	46.90M	Raleigh, NC

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LONE STAR LUBRICATION, INC	34.10M	Plano, TX
LUBRICAR INC.	28.00M	Albuquerque, NM

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Franchise Expansion - National fast lube and oil change companies continue to...

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US consumer spending on services, an indicator of fast lube and oil change sales, rose 2.1 percent in April 2012 compared to the same month in 2011.

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Average Vehicle Age Reaches Record High - The average age of the US automotive fleet, an indicator of demand for oil change and lube shops, reached an all-time high of 10.8 years...

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Automotive Oil Change & Lubrication Services

First Research, April 2012, Pages: 10

Description | Table of Contents

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First Research is the leading industry intelligence company that helps sales teams perform faster and smarter, open doors, and close more deals. First Research performs the heavy lifting' by synthesizing hundreds of sources into an easy to digest format that a sales person can consume very quickly to better understand a prospect's business issues.'

Executive Summary

Brief Excerpt from Industry Overview Chapter:

The US automotive oil change and lubrication industry includes about 5,000 companies with combined annual revenue of about $5 billion. Major companies include Jiffy Lube, Pennzoil 10-Minute Oil Change, Valvoline Instant Oil Change, and Texaco Xpress Lube. The industry is fragmented: the 50 biggest companies generate about 35 percent of revenue.

COMPETITIVE LANDSCAPE

Demand is driven by the amount of driving that consumers do and by new car sales. The profitability of individual companies depends on convenient location and good marketing. Large chains have an advantage in name recognition, but the operations of individual locations are similar. Small companies can compete successfully by owning favorable locations. Operations are labor-intensive: annual revenue per employee is about $60,000.

PRODUCTS, OPERATIONS & TECHNOLOGY

See "INDUSTRY BACKGROUND", "Automotive Aftermarket", second paragraph.

Major services are oil changes (about 75 percent of sales) and other preventative maintenance. Some locations provide repair services. Routine maintenance services like adjusting tire pressure, changing windshield wipers, replacing light bulbs, and topping off auto fluid levels are usually done in 10 minutes or less.

A typical location performs about 1,200 jobs per month. Most locations operate two to five bays in a drive-through building, and many use basement construction so that oil can be changed below while other services are being completed above. However, to keep capital investments low and offer quick building relocation, vehicle lifts can be used rather than basements. Locations can be built on a relatively small piece of property and require low capital investment,...

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6/22/12 Automotive Oil Change & Lubrication Services - Market Research Reports - Research and Markets

Car Washes

Gas Stations

Vending Machine Operators

Funeral Services

Janitorial & Carpet Cleaning Services

Drug Stores

Laundry Facilities & Dry Cleaning Services

Landscaping Services

Hotels, Motels & Resorts

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6/22/12 Home

OUTDOOR POWER EQUIPMENT INSTITUTE

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See "INDUSTRY BACKGROUND", "Outdoor Power Equipment Market"

Outdoor Power Equipment Institute

The Outdoor Power Equipment Institute (OPEI) is an international trade association representing the $15 billion landscape, lawn and garden, forestry and utility equipment manufacturing industry. OPEI is committed to ongoing efforts to ensure consumer safety and access to outdoor power equipment in order to maintain and enhance outdoor landscapes. The association serves as an industry advocate on behalf of its members before federal, state and international legislative and regulatory bodies.

OPEI is a recognized Standards Development Organization for the American National Standards Institute (ANSI) and active internationally through the International Standards Organization (ISO) in development of safety standards.

TURFMUTT
SAVING THE PLANET
ONE YARD AT A TIME!

OPEI SMARTBRIEF

FREE daily e-news briefing for dealers, manufacturers, distributors, landscapers and other professionals in the lawn & garden industry.

CARBON REPORT

OPEI's commissioned study by Dr. Ron Sahu on the carbon-dioxide absorption & sequestration potential of turfgrass.

GIE + EXPO

The industry's annual, international lawn & garden, forestry, landscape and utility trade show & exposition.

WHO MAKES THAT?

Identifies equipment manufacturers by product.

members.opei.org 1/1